                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Innoveda, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45769F102
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP NO. 45769F102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 4

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             See Item 4

12)  TYPE OF REPORTING PERSON

             HC

-------------

*See Item 4

                                       13G

CUSIP NO. 45769F102


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo Bank Indiana, N.A.
            Tax Identification No. 35-0783575

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    See Item 4
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  See Item 4
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 See Item 4
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      See Item 4

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 4

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             See Item 4

12)  TYPE OF REPORTING PERSON

             BK

-------------

*See Item 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Innoveda, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           293 Boston Post Road West
           Marlboro, MA  01752-4615

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Wells Fargo Bank Indiana, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Wells Fargo Bank Indiana, N.A.
               P.O. Box 960
               Fort Wayne, IN 46801-960

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Wells Fargo Bank Indiana, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           45769F102

Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  Wells Fargo Bank Indiana, N.A.:  Bank as defined in Section 3(a)
               (6) of the Act

Item 4   Ownership:

         Wells Fargo Bank Indiana, N.A. (the "Bank") may be deemed to beneficially own 8,967,714 shares of the common stock of Innoveda, Inc., par value $0.01 per share ("Common Stock"), as a result of the voting trust agreement (the "Agreement") among the Bank, as trustee, and DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital L.P., Sprout Growth II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, and Donaldson, Lufkin & Jenrette, Inc. (each, including any other person or entity for which Trust Shares (as defined below) are held by the Bank, a "Holder"). The 8,967,714 shares of Common Stock that the Bank may be deemed to beneficially own represent about 22.9% of the shares of Common Stock outstanding as of November 13, 2000.

         The following discussion of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

         Under the Agreement, the Bank issues certificates ("Trust Certificates") to evidence shares of Common Stock that have been transferred to and deposited with the Bank ("Trust Shares"). The Bank has the power to vote the Trust Shares in its sole discretion, subject to certain limitations on who it may communicate or consult with regarding the voting of the Trust Shares. Trust Shares may only be transferred as directed by the Holders or otherwise in accordance with the terms of the Agreement. Holders may not transfer Trust Shares unless the proposed transfer qualifies as an eligible transfer under the Agreement.

         The Agreement terminates on the earliest of (1) November 18, 2009, (2) the transfer of all Trust Shares in accordance with the Agreement, (3) the effective date of a liquidation or dissolution of Innoveda, Inc., or (4) the written election of Donaldson, Lufkin & Jenrette, Inc. or the Holders of Trust Certificates representing at least 50% of the Trust Shares, provided that prior to such election certain conditions set forth in the Agreement have been met.

         Upon termination of the Agreement and the surrender by the Holders of their Trust Certificates to the Bank, the Bank will deliver certificates to the Holders for the number of shares of Common Stock represented by the Trust Certificates surrendered.

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Under the Agreement described in Item 4, the Holders (as defined in Item 4) may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this report. At February 28, 2001, Sprout Capital VIII, L.P. held Trust Certificates for shares of Common Stock that represented more than 5% of the shares of Common Stock outstanding as of November 13, 2000.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         See Attachment A.

Item 8   Identification and Classification of Members of the Group:

         Not applicable.

Item 9   Notice of Dissolution of Group:

         Not applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 21, 2001

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Wells Fargo Bank Indiana, N.A. (1)




---------------------
(1)      Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

                                    EXHIBITS

Exhibit 1: Voting Trust Agreement, dated as of November 18, 1999, among DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital L.P., Sprout Growth II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, Donaldson, Lufkin & Jenrette, Inc., and Wells Fargo Bank Indiana, N.A.

                                                                       Exhibit 1


                             VOTING TRUST AGREEMENT

                              Relating to Shares of

                             VIEWLOGIC SYSTEMS, INC.


     THIS VOTING TRUST AGREEMENT (the "Agreement") is made and entered into as of November 18, 1999, by and among DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital L.P., Sprout Growth II, L.P., The Sprout CEO Fund, L.P., DLJ Capital Corporation, Donaldson, Lufkin & Jenrette, Inc. and Norwest Bank Indiana, N.A., as trustee (the "Trustee").

     WHEREAS, the parties hereto desire to record their arrangements with respect to shares of Series A Voting Preferred Stock, par value $0.001 per share, of Viewlogic Systems, Inc., a Delaware corporation whose principal offices are located at 293 Boston Post Road West, Marlboro, MA 01752 (the "Corporation ").

     NOW, THEREFORE, the parties hereto agree as follows:

     1.  CERTAIN DEFINITIONS.  In this Agreement:

         (a) "Control Affiliate" means DLJ or any person or entity controlling, controlled by or under common control with, directly or indirectly, DLJ.

         (b) "DLJ" means Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, and its successors.

         (c) "DLJSC" means Donaldson, Lufkin & Jenrette Securities Corporation, a Delaware corporation, and its successors.

         (d) "DLJ Affiliate" means any person or entity who is a Control Affiliate, Employee Affiliate or Other Affiliate.

         (e) "DLJCC" means DLJ Capital Corporation, a Delaware corporation, wholly owned by DLJ.

         (f) "ESC" means DLJ ESC II, L.P.

         (g) "Employee Affiliate" means any person who is a director of or employed by (or who is the spouse, relative or relative of a spouse, in each case residing in the home of a person employed by) a Control Affiliate.

         (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         (i) "Holder" means from time to time, any person or entity for which Shares are held hereunder by the Trustee.

         (j) "Majority Holders" means from time to time, Holders of Trust Certificates representing at least 50% of the Shares then deposited hereunder.

         (k) "Other Affiliate" means any person or entity which has a substantial business relationship with a Control Affiliate.

         (1) "Securities Act" means the Securities Act of 1933, as amended.

         (m) "Share Equivalents" means to the extent applicable, and unless the context otherwise requires, all securities convertible into, exchangeable for, or carrying the right to acquire, voting capital stock (of any class) of the Corporation or subscriptions, warrants, options, rights or other arrangements obligating the Corporation to issue or dispose of any of its shares of the voting capital stock (of any class) or any ownership interest therein.

         (n) "Shares" means (i) all shares of the voting capital stock (of any class) of the Corporation and (ii) Share Equivalents.

         (o) "Sprout Growth" means Sprout Growth II, L.P.

         (p) "Sprout VIII means Sprout Capital VIII, L.P.

         (q) "Sprout Venture Capital" means Sprout Venture Capital L.P.

         (r) "Sprout CEO Fund" means The Sprout CEO Fund, L.P.

     2.  DEPOSIT.

         (a) Sprout Growth, Sprout VIII, Sprout Venture Capital, ESC, Sprout CEO Fund and DLJCC hereby assign and deliver or have caused to be assigned and delivered to the Trustee to be held pursuant to this Agreement an aggregate of 8,583,700 Shares, in the amounts set forth on Schedule A hereto (the "initial deposit") and, subject to the provisions of Section 2(b) below, DLJ shall assign and deliver or cause to be assigned and delivered to the Trustee all Shares owned by any DLJ Affiliate or acquired by any DLJ Affiliate at any time in excess of five percent (5%) in the aggregate of the total number of shares of the voting capital stock (of any class) of the Corporation outstanding. Each person for whom Shares are held from time to time by the Trustee hereunder shall be a Holder and shall be bound by all the provisions of this Agreement applicable to Holders.

         (b) For purposes of determining for Section 2(a) only, whether more than five percent (5%) in the aggregate of the total number of shares of the voting capital stock (of any class) of the Corporation at any time outstanding are owned by DLJ Affiliates, there shall be excluded from the calculation of shares owned by DLJ Affiliates, and no deposit of Shares shall be required hereunder as a consequence of any Shares:

             (A) held by DLJSC or any other Control Affiliate which is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if such Shares are held in connection with its normal trading activities as a broker-dealer; provided, however, that DLJ will cause DLJSC or such other Control Affiliate to agree that it will not vote such Shares,

             (B) held by DLJSC or any other Control Affiliate which is a registered broker-dealer under the Exchange Act, if such Shares are held in a syndicate or trading account and were acquired in its capacity as an underwriter or placement agent whether in an offering registered under the Securities Act of 1933, as amended (the "1933 Act"), or otherwise; provided, however, that DLJ will cause DLJSC or such other Control Affiliate to agree that it will not vote such Shares,

             (C) held by DLJSC for the account of any person or entity other than a Control Affiliate or Employee Affiliate or in the name of a customer account, which customer is a person or entity other than a Control Affiliate or Employee Affiliate; provided, however, that DLJSC may vote the Shares only when instructed by the beneficial owner thereof or as otherwise permitted under the rules of all exchanges, if any, on which the Shares are listed,

             (D) held by an Employee Affiliate other than a person holding the position of Senior Vice President or above (or performing the comparable function) of DLJ or any of its subsidiaries or held by an Other Affiliate, unless in either case a contract or other arrangement (other than this Agreement) regarding the voting of such Shares exists between such Employee Affiliate or Other Affiliate and any Control Affiliate, or

             (E) held by the Trustee pursuant to this Agreement.

     3. TRANSFER ON BOOKS OF CORPORATION. The Trustee shall, to the extent applicable, cause all Shares transferred to or deposited with it in its capacity as Trustee hereunder to be transferred to it as Trustee on the books of the Corporation and will issue and deliver to each Holder a Voting Trust Certificate (a "Trust Certificate") for the number of Shares so transferred to the Trustee.

     4. FORM. Trust Certificates shall be in substantially the following form (which such modifications as may be appropriate if the applicable Trust Certificate represents rights or other arrangements with respect to the voting stock defined as "Shares"):

       "THE TRANSFER OF THIS VOTING TRUST CERTIFICATE IS SUBJECT TO TERMS AND CONDITIONS SET FORTH IN THE VOTING TRUST AGREEMENT DATED AS OF NOVEMBER 18, 1999, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF VIEWLOGIC SYSTEMS, INC., A DELAWARE CORPORATION (THE "CORPORATION"). SUCH COPY IS OPEN TO INSPECTION DAILY DURING BUSINESS HOURS BY ANY STOCKHOLDER OF THE CORPORATION OR ANY BENEFICIARY OF THE VOTING TRUST CREATED PURSUANT TO SUCH VOTING TRUST AGREEMENT."

                             VIEWLOGIC SYSTEMS, INC.

                            VOTING TRUST CERTIFICATE

Certificate No. ______                          No. of Shares __________

     This certifies that ___________________________ (the "Holder") has transferred to the undersigned Trustee or is otherwise the beneficial owner of the above-stated number of Shares (as defined in the Voting Trust Agreement referred to below) of Viewlogic Systems, Inc., a Delaware corporation (the "Corporation"), to be held by the Trustee pursuant to the terms of the Voting Trust Agreement dated as of ___________, 1999 (the "Voting Trust Agreement"), a copy of which agreement has Corporation in the State of Delaware. The Holder, or its registered assigns, will be entitled (i) to receive payments equal to any and all cash dividends collected by the Trustee on the above-stated number of Shares, (ii) to receive all other dividends or distributions except to the extent that property received is required to be deposited in the trust created by the Voting Trust Agreement, and (iii) to receive a certificate or certificates representing that number of Shares on the termination of the Voting Trust Agreement, in accordance with its provisions.

     This Voting Trust Certificate is transferable on the books maintained by the Trustee at the principal office of the Trustee by the registered holder hereof in person or by duly authorized attorney, and upon surrender hereof; and until so transferred the Trustee may treat the registered holder hereof as the absolute owner hereof for all purposes.

     The Holder and each subsequent registered holder hereof, by the acceptance of this Voting Trust Certificate, agrees to be bound by all of the provisions of the Voting Trust Agreement as fully as if its terms were set forth in this Voting Trust Certificate.

     EXECUTED this _____ day of _________________, 1999


----------------------------
as Trustee

By:
    -------------------------
Name:
Title:

      [Form of Assignment for Reverse of Voting Trust Certificate]

     For value received, hereby sells, assigns, and transfers unto the within Voting Trust Certificate and all rights and interests represented thereby, and does hereby irrevocably constitute and appoint attorney to transfer such Voting Trust Certificate on the books of the within-named Trustee with full power of substitution in the premises.

                        Date: __________________________

                        Signed: _________________________

     5. ADDITIONAL TRUST CERTIFICATES. Any person may at any time deposit with the Trustee additional certificates for Shares and thereby become a Holder hereunder. Any DLJ Affiliate acquiring Shares shall, if required under this Agreement, become a Holder by (a) depositing, or causing to be deposited, certificates for Shares, dully endorsed for transfer, with the Trustee and (b) accepting a Voting Trust Certificate in respect of such Shares.

     6. VOTING: POWERS. At all times prior to the termination of the voting trust created herein, the Trustee shall have the exclusive right to vote the Shares, or give written consent, in person or by proxy, at all meetings of stockholders of the Corporation, and in all proceedings in which the vote or consent, written or otherwise, of the holders of Shares may be required or authorized by law.

     The Trustee shall have full power and authority to vote the Shares in its sole and absolute discretion, it being understood that the Trustee will not communicate or consult with or receive instruction from any DLJ Affiliate regarding such voting of such Shares, and to do any and all other things and take any and all other actions as fully as any stockholder of the Corporation might do if personally present at a meeting of the stockholders of the Corporation. The Trustee may rely (and shall be fully protected in so relying) upon advisors; provided that such advisors are not DLJ Affiliates. At any time upon the written request of the Trustee, DLJ shall promptly provide to the Trustee such information as is reasonably necessary (including certificates and/or other documents) in order to enable the Trustee to carry out the foregoing obligations; provided that, for all purposes of this Agreement, the Trustee shall have no duty to inquire or investigate whether a person or entity is a DLJ Affiliate, shall not be responsible for and shall have no personal liability in connection with identifying or failing to identify a person or entity as a DLJ Affiliate unless a Responsible Officer of the Trustee has actual knowledge that such person or entity is a DLJ Affiliate, and shall be entitled to assume and be fully protected in assuming that a person or entity is not a DLJ Affiliate unless a Responsible Officer of the Trustee has actual knowledge that such person or entity is a DLJ Affiliate. "Responsible Officer of the Trustee" shall mean an officer of the Trustee in its principal corporate trust of office having primary responsibility for the administration of the voting trust created under this Agreement.

     7. DIVIDENDS. If the Corporation pays or issues dividends or makes other distributions on the Shares, the Trustee shall accept and receive such dividends and distributions. Upon receipt of dividends and distributions the same shall be prorated among the Holders in accordance with their interests and, subject to the next sentence, the amount shall be distributed immediately pursuant to transfer instructions set forth on Schedule B attached hereto. If the dividend or distribution is in

Shares, such Shares shall be held by the Trustee under the voting trust created herein and new Trust Certificates representing the Shares received shall be issued to the Holders. Holders entitled to receive such dividends or distributions, or Trust Certificates in respect thereof, described in this
Section 7 shall be those Holders registered as such on the transfer books of the Trustee at the close of business on the day fixed by the Corporation for the taking of a record to determine those holders of its stock entitled to receive such dividends or distributions. The Trustee may, if reasonably required in connection with any payment or distribution hereunder to a Holder, call for IRS Form W-9 or other appropriate documentation from such Holder as a condition to making such payment or distribution without deduction on account of withholding taxes. In the performance of its duties to deliver cash dividends under this Agreement, the Trustee shall not be obligated to risk its own funds and will not be liable for taxes or other charges related to the delivery of such dividends or distributions.

     8. TERMINATION. The voting trust created herein shall terminate on the earlier to occur of:

         (a) ten years from the date hereof; or

         (b) The written election of the Majority Holders, but only if prior to the time such notice is given:

             (i) DLJ shall have received an opinion of independent nationally recognized counsel who are experts in matters involving the federal securities law, that, immediately after such termination, no DLJ Affiliate will be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act; and

             (ii) Trustee shall have received a certificate of an officer of DLJ (in relying on which the Trustee shall be fully protected) to the effect that clause (i) above has been satisfied, together with a copy of the opinion called for thereby; or

         (c) The written election of DLJ or the Majority Holders (notice of which shall be provided to all other parties hereto and all other Holders), but only if prior to the time the notice is given the Trustee shall have received a certificate of an officer of DLJ to the effect that no DLJ Affiliate intends to make a market in any security of the Corporation (in relying on which the Trustee shall be fully protected); or

         (d) transfer of all of the Shares in accordance with Section 9; or

         (e) the effective date of a liquidation or dissolution of the Corporation.

An election pursuant to section 8(b) or 8(c) above shall be effective upon delivery of notice hereof (together with the required copy of the opinion) to the Trustee.

     Upon the termination of the voting trust herein created, the Holders shall surrender their Trust Certificates to the Trustee, and the Trustee shall deliver or cause to be delivered to the Holders certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares, properly endorsed for transfer (to the extent necessary), equivalent to the number and type of Shares the beneficial interest in which was represented by the respective Trust Certificates surrendered.

     9. TRANSFER. Except as provided in subsections (a), (b), (c), (d), (e) and
(f) of this Section 9, certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares may not be delivered to a Holder, a Holder's designee or any other third party prior to the termination of the voting trust created herein.

         (a) A Holder may notify the Trustee in writing that the Holder desires to cause a certificate or certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares in which the Holder has a beneficial interest hereunder to be transferred to any person or entity only if such transfer is an Eligible Transfer as defined herein. Any person or entity that acquires Shares pursuant to an Eligible Transfer is hereinafter referred to as an "Eligible Transferee".

     For purposes of this Section 9 but subject to the limitations on transfer set forth in this Section 9, an "Eligible Transfer" is defined as any transfer of Shares

             (i) to a person who is not a DLJ Affiliate;

             (ii) to a person who is a DLJ Affiliate; provided that, contemporaneously with such transfer the DLJ Affiliate (x) becomes a party to this Agreement and (y) assigns and delivers such Shares to the Trustee to be held pursuant to this Agreement.

             (iii) to an investment advisory account as to which a Control Affiliate is an investment adviser, the assets of which account are not owned by a Control Affiliate;

             (iv) to any Employee Affiliate other than a person holding the position of Senior Vice President or above (or performing the comparable function) of DLJ or any of its subsidiaries or to an Other Affiliate, unless in either case a contract or other arrangement (other than this Agreement) regarding the voting of such Shares exists between such Employee Affiliate or Other Affiliate and any Control Affiliate:

             (v) to DLJSC for the account of any person or entity other than a Control Affiliate or Employee Affiliate or in the name of a customer account, which customer is a person or entity other than a Control Affiliate or an Employee Affiliate; provided, however, that DLJSC may vote the shares only when instructed by the beneficial owner thereof or as otherwise permitted under the rules of all exchanges on which the Shares are listed; or

             (vi) by any Holder which is a limited partnership (a "Limited Partnership") to a limited partner as long as such limited partner is not a Control Affiliate and as long as the Limited Partnership will be fully divested of dispositive and voting power over such Shares being transferred after such transfer.

     Such notice shall name such Eligible Transferee and shall state (i) its mailing address, (ii) the proposed transfer date (which date shall be not less than five days after the Trustee's receipt of such notice), (iii) the number of Shares to be transferred, and (iv) the consideration, if any, to be paid by such Eligible Transferee therefor. The notice to the Trustee shall also contain a representation that such transferee is an Eligible Transferee and shall be accompanied by a Trust

Certificate or Certificates of the Holder, duly endorsed for transfer, representing not less than the number of Shares to be transferred to the Eligible Transferee. On the date specified in such notice, and upon receipt by the Trustee from such Eligible Transferee of the specified consideration, if any, the Trustee shall deliver: (i) to the Eligible Transferee, a certificate for the number of Shares specified in such notice, registered in the name of the Trustee and duly endorsed for transfer, and (ii) to the Holder, (x) a Trust Certificate representing a number of shares equal to the number of Shares represented by the surrendered Trust Certificate less the number of Shares transferred to such Eligible Transferee, and (y) the consideration, if any, received from such Eligible Transferee distributed immediately pursuant to transfer instructions set forth on Schedule B attached hereto or otherwise communicated to the Trustee in writing. Any Holder may, in connection with any Eligible Transfer and in lieu of causing the Trustee to receive the specified consideration from the Eligible Transferee, request the Trustee to release the certificates for the Shares and the Trust Certificates against certification by such Holder of receipt of the specified consideration from the Eligible Transferee.

         (b) A Holder (hereinafter referred to as a "Requesting Party" for the purpose of this Section 9(b)) may request of the Trustee in writing that the Trustee transfer to such Requesting Party a certificate or certificates for Shares in which the Requesting Party has a beneficial interest hereunder; provided, however, that the Trustee shall not honor such request if after giving effect thereto the Holders and all other DLJ Affiliates will own in the aggregate in excess of five percent (5%) of the total number of shares then outstanding of the voting capital stock (of all classes) of the Corporation computed as set forth in Section 2(b) hereof, and provided further if the Requesting Party is not DLJ, the Trustee shall not honor such request unless DLJ consents in writing to such request. In determining, for purposes of this
Section 9(b) only, whether DLJ Affiliates will own in the aggregate in excess of 5% of the total number of shares of the voting capital stock (of any class) of the Corporation then outstanding, (x) no effect shall be given to the exclusions set forth in Section 2(b), (y) shares of voting capital stock underlying Share Equivalents owned by a DLJ Affiliate shall be deemed to be outstanding and owned by such DLJ Affiliate and (z) shares of Common Stock held by the Trustee pursuant to this Agreement shall be excluded. Such written request shall name such Requesting Party and shall state (i) the proposed transfer date (which date shall be not less than five days after the Trustee's receipt of such request), and (ii) the number of Shares to be transferred. The notice to the Trustee shall also be accompanied by (i) a Trust Certificate or Certificates of the Requesting Party, duly endorsed for transfer, representing not less than the number of Shares to be transferred to the Requesting Party and (ii) a certificate of an officer of the Requesting Party and of DLJ certifying that after giving effect to such request the Holders and all other DLJ Affiliates will own in the aggregate five percent (5%) or less of the total number of shares then outstanding of the voting capital stock (of all classes) of the Corporation. On the date specified in such request, and upon receipt by the Trustee from the Requesting Party of such certificates, the Trustee shall deliver to the Requesting Party a certificate (or the equivalent evidence of ownership in the case of Share Equivalents) for the number of Shares specified in such notice, registered in the name of the Trustee and duly endorsed for transfer.

         (c) Any Eligible Transferee to whom a Trust Certificate has been transferred may notify the Trustee in writing that it desires to cause a certificate or certificates for Shares in which it has a beneficial interest to be transferred to it. Such notice shall name such Eligible Transferee and shall state (i) its mailing address, (ii) the proposed transfer date (which date shall be not less than five days after the Trustee's receipt of such notice), (iii) the number of Shares to be transferred and (iv) that such transferee is an Eligible Transferee. The notice to the Trustee shall also be accompanied by a Trust Certificate or Certificates of the Eligible Transferee, duly endorsed for transfer, representing not less than the number of Shares to be transferred to the Eligible Transferee. On the date specified in such notice, the Trustee shall deliver to the Eligible Transferee: (i) a certificate for the number of Shares specified in such notice, registered in the name of the Trustee and duly endorsed for transfer, and (ii) a Trust Certificate representing a number of Shares equal to the number of Shares represented by the surrendered Trust Certificate less the number of Shares transferred to such Eligible Transferee.

         (d) A Holder may at any time direct the Trustee by notice in writing to transfer a certificate or certificates for Shares in which the Holder has a beneficial interest hereunder (i) to an underwriter or placement agent (including DLJSC) in connection with a public offering of the Shares registered under the 1933 Act or otherwise or (ii) in connection with sales made pursuant to Rule 144 under the 1933 Act through a broker-dealer (including DLJSC). Such notice shall state (a) the underwriter's, placement agent's or broker dealer's mailing address, (b) the proposed transfer date (which date shall not be less than five days after the Trustee's receipt of such notice), (c) the number of Shares to be transferred, and (d) the consideration, if any, to be paid. The notice shall also be accompanied by a certificate of an officer of the Holder certifying that the purpose of such request is being made solely for sales made in connection with a public offering or private placement of the Shares or sales made pursuant to Rule 144 under the 1933 Act and a Trust Certificate or Certificates of the Holder, duly endorsed for transfer, representing not less than the number of Shares to be transferred. The Trustee shall be entitled to conclusively rely upon such certificate. On the date specified in such notice, and upon receipt by the Trustee from such underwriter, placement agent or such other transferee of the specified consideration, if any, the Trustee shall deliver: (x) to the underwriter, placement agent or such other transferee, a certificate for the number of Shares specified in such notice, registered in the name of the Trustee and duly endorsed for transfer, and (y) to the Holder, a Trust Certificate representing a number of Shares equal to the number of Shares represented by the surrendered Trust Certificate less the number of Shares transferred to such underwriter, placement agent or such other transferee, and
(z) to the Holder the consideration, if any, received from such underwriter, placement agent or such other transferee. Such consideration shall be distributed promptly to the Holder pursuant to transfer instructions set forth on Schedule B attached hereto. Any Holder may, in connection with any such transfer and in lieu of causing the Trustee to receive the specified consideration from the underwriter or other transferee, request the Trustee to release the certificates for the Shares and the Trust Certificates against certification by such Holder of receipt of the specified consideration from the underwriter or other transferee.

     Notwithstanding the foregoing, if the Holder intends to transfer Shares pursuant to the exercise of the over-allotment option granted to the underwriters in connection with the initial public offering of the shares of Common Stock of the Corporation, the transfer date in the notice may be less than five but shall not be less than two days after the Trustee's receipt of such notice.

         (e) In connection with any transfer of Shares under Section 9(a)(i),
(iv) or (v), the Holder (together with any other Holders who may be acting in concert) shall not direct the Trustee to transfer, whether in a single transaction or in a series of related transactions, a certificate or certificates (or the equivalent evidence of ownership in the case of Share Equivalents) for Shares representing ten percent (10%) or more of the total number of shares then outstanding of the voting capital stock (of all classes) of the Corporation, where such transfer is to a single Eligible Transferee or to Eligible Transferees acting as a group. Notwithstanding the foregoing, the limitation on transfer under this section shall not be applicable to a transfer of Shares in connection with (A) any acquisition of the Corporation, whether by merger, reorganization or sale of all of all or substantially all of the assets of the Corporation, in which the holders of the Common Stock of the Corporation prior to the merger, consolidation or sale cease to hold at least 51% of the Common Stock of the surviving entity or (B) in response to an offer to purchase or exchange for cash or other consideration any voting stock (i) which is made by or on behalf of the Corporation, or (ii) which is made by another person or group and is not opposed by the Board of Directors of the Corporation within the time the Board is required under the regulations under the Exchange Act to advise the stockholders of the Corporation of the Board's position on such offer, or (C) any other offer by another person or group to purchase or exchange for cash or other consideration any voting capital stock which, if successful, would result in such person or group owning or having the right to acquire voting capital stock representing a majority of the total voting power of the Corporation then in effect.

         (f) In connection with any transfer of Shares under Section 9(d), DLJ shall use its reasonable best efforts to ensure that the public offering or private placement as it relates to Shares for sale by or on behalf of the Holder (together with any other Holder who may be participating in such offering or placement) shall be structured to distribute such shares through an underwriter, placement agent or otherwise in such a manner as will not result in a sale or sales of the Shares representing ten percent (10%) or more of the total number of shares then outstanding of the voting capital stock (of all classes) of the Corporation to any person or group.

         Nothing in this Section 9 or elsewhere in this Agreement shall prohibit a Holder from transferring Trust Certificates in accordance with the terms of the Trust Certificates.

     10. INCREASE OR DECREASE IN NUMBER OF SHARES. In the event of an increase in the number of Shares by virtue of a stock split or the decrease in the number of Shares because of a contraction of shares or a change in the number of outstanding shares as a result of some other recapitalization in which the Corporation receives no consideration for the issuance of the additional or reduced number of shares, the new additional or changed number of Shares shall be held by the Trustee under this Agreement, the Trust Certificates outstanding immediately prior to such increase, decrease or change in the number of outstanding Shares shall thereupon represent the beneficial interest in the number of Shares to which the Holders are entitled as a result of such increase, decrease or change, and new Trust Certificates representing the appropriate changed number of Shares shall be issued to Holders upon surrender of the then existing Trust Certificates.

     11. SUCCESSOR TRUSTEE. There shall initially be one Trustee of the voting trust created herein. Upon the liquidation, dissolution, winding-up, suspension, incapacity, resignation or removal (in accordance with Section 12 below) of the initial Trustee, DLJ or the Majority Holders shall appoint a successor Trustee; provided, however, that such successor Trustee may not be a Control Affiliate, an Employee Affiliate, or an Other Affiliate unless such Other Affiliate is a bank or trust company. In the event a successor Trustee shall not have been appointed within 30 days of such removal, the Trustee may petition a court of competent jurisdiction to appoint such a successor. In the event that the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation that is a bank or trust company, the surviving or transferee corporation may become the successor Trustee upon notice to the signatories hereto, but without further action by the signatories or any Holder.

     12.  REMOVAL/RESIGNATION OF TRUSTEE.

         (a) A Trustee may be removed at the instance of DLJ or the Majority
Holders:

             (i) if it is determined as a result of binding arbitration pursuant to this Section 12, that either the Trustee (A) willfully and materially violated the terms of the trust created herein, or (B) the Trustee has been guilty of malfeasance, misfeasance or dereliction of duty hereunder;

             (ii) if the Trustee shall have commenced a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall have consented to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall have made a general assignment for the benefit of creditors, or shall have failed generally to pay its debts as they become due, or shall have taken any corporate action to authorize any of the foregoing; or

             (iii) if an involuntary case or other proceeding shall have been commenced against the Trustee seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall have remained undismissed and unstayed for a period of 60 days; or an order for relief shall have been entered against the Trustee under the federal bankruptcy laws as now or hereafter in effect.

         (b) If DLJ or the Majority Holders determines that a basis exists for removal of the Trustee under Section 12(a) above, they shall deliver written notice of such determination to the Trustee stating the basis for such removal.

         (c) Any arbitration pursuant to this Section 12 shall be conducted in accordance with this Section 12(c). DLJ, the Holders, and the Trustee agree and hereby acknowledge that only the propriety of the removal of the Trustee pursuant to this Section 12 shall be subject to arbitration and that no other controversies arising under this Agreement shall be subject to arbitration unless otherwise expressly agreed by the Trustee, DLJ, and the Holders in a separate document. Such arbitration shall be governed by the commercial rules of the American Arbitration Association to the extent not inconsistent with this Agreement. Such arbitration shall be conducted in New York, New York. Within 15 days after the notice required by Section 12(b) above, the Trustee shall choose one arbitrator and DLJ or the Majority Holders shall choose one arbitrator; and, within 15 days after the selection of both such chosen arbitrators, the two chosen arbitrators shall choose an impartial third arbitrator. The decision of a majority of such arbitrators shall be final and binding on DLJ, the Holders and the Trustee.

         (d) The Trustee may resign its position as such hereto, but only if a successor Trustee, appointed as provided for in Section 11 above, has agreed to serve as such effective upon the effectiveness of the resignation of the Trustee then acting, or (ii) in any event upon thirty days' written notice to DLJ.

     13. ACCEPTANCE OF TRUST: TRUSTEE MAY OWN SHARES. The Trustee hereby accepts the trust created hereby and agrees to carry out the terms and provisions hereof but assumes no responsibility for the management of the Corporation or for any action taken by it, by any person elected as a director of the Corporation or by the Corporation pursuant to any vote cast or consent given by the Trustee. Nothing in this Agreement shall prevent the Trustee from owning shares or options to purchase shares in its individual capacity or in any capacity other than as trustee hereunder or for any DLJ Affiliate.

     14. TRUSTEE NOT AN AFFILIATE. The Trustee represents that it is a bank or trust company which is not a Control Affiliate or an Employee Affiliate.

     15. COMPENSATION: EXPENSES. Reasonable expenses lawfully incurred in the administration of the Trustee's duties hereunder shall be reimbursed to it by DLJ; provided that charges in respect of such expenses not directly attributable to the Trustee's performance of its duties hereunder shall not in any year exceed in the aggregate five percent (5%) of the total annual fees hereunder. During the period of its services hereunder, the Trustee shall receive from DLJ
(i) an initial fee of $3,000.00; (ii) thereafter, during the period of its services hereunder, a fee of $4,500.00 per annum, payable quarterly in arrears and (iii) thereafter, such fee as the parties may from time to time agree. Such compensation, expenses and fees payable under this Section 15 shall survive the termination of this Agreement.

     16. MERGER, ETC. Upon any merger, consolidation, reorganization or dissolution of the Corporation or the sale of all or substantially all of the assets of the Corporation pursuant to which shares of capital stock or other voting securities of another entity are to be issued in payment or exchange for or upon conversion of Shares and other voting securities, the shares of said other entity shall automatically be and become subject to the terms of this Agreement and be held by the Trustee hereunder in the same manner and upon the same terms as the Shares, and in such event the Trustee shall issue to the Holders that have deposited Shares with the Trustee new Trust Certificates in lieu of the old Trust Certificates for the appropriate number of shares and other voting securities of such other entity.

     At the request of any Holder, the Trustee may transfer, sell or exchange or join with the Holder in such transfer, sale or exchange of Shares and other voting securities in exchange for shares of another corporation, and in said event the shares and other voting securities of the other corporation received by the transferor shall be and become subject to this Agreement and be held by the Trustee hereunder in the same manner as the Shares.

     17. NOTICES. All notices, reports, statements and other communications directed to the Trustee from the Corporation shall be forwarded promptly by the Trustee to DLJ and each Holder. All notices, notices of election and other communications required herein shall be given in writing by overnight courier, telegram or facsimile transmission and shall be addressed, or sent, to the appropriate addresses as set forth beneath the signature of each party hereto, or at such other address as to which notice is given in accordance with this
Section 17.

     18. INDEMNITY, ETC. The Trustee shall be indemnified from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claims whatsoever) (the "Indemnified Claims") arising out of or based upon this Agreement, or the actions or failures to act of the Trustee hereunder, except to the extent such loss, liability, claim, damage or expense is caused by or results from the Trustee's gross negligence or willful misconduct (as determined by a final and unappealable order of a court of competent jurisdiction). DLJ agrees that it will indemnify and hold harmless the Trustee from and against any Indemnified Claims. DLJ's obligation hereunder shall survive the transfer of all or any of the Shares from the trust, the termination of the voting trust created herein, or thc resignation or removal of the Trustee.

     The Trustee shall be entitled to the prompt reimbursement for its out-of-pocket expenses (including reasonable attorneys' fees and expenses) incurred in investigating, preparing or defending against any litigation, commenced or threatened, arising out of or based upon this Agreement, or the actions or failures to act of the Trustee hereunder, without regard to the outcome of such litigation; provided, however, that the Trustee shall be obligated to return any such reimbursement if it is subsequently determined by a final and unappealable order of a court of competent jurisdiction that the Trustee was grossly negligent or engaged in willful misconduct in the matter in question. Such expenses shall be payable by DLJ.

     If a claim under this Section 18 is not paid in full within 30 days after a written claim has been submitted by the Trustee, the Trustee may at any time thereafter bring suit to recover the unpaid amount of the claim and, if successful in whole or in part, the Trustee shall be entitled to be paid also the expense of prosecuting such claims.

     The Trustee is authorized and empowered to construe this Agreement and its construction of the same, made in good faith, shall be final, conclusive, and binding upon all Holders and all other parties interested. The Trustee may, in its discretion, consult with counsel to be selected and employed by it, and the reasonable fees and expenses of such counsel shall be an expense for which the Trustee is entitled to indemnity hereunder.

     19. CERTAIN CALCULATIONS. For purposes of Sections 2 and 9 and the definition of ',Majority Holders,', a Holder owning a Trust Certificate representing Shares defined as such by Section 1(p) shall, in respect of such ownership, be deemed to be the Holder of a Trust Certificate representing the number of shares of voting capital stock of the Corporation that the Trustee, acting on behalf of such Holder, may acquire, whether by conversion, subscription or otherwise, pursuant to or by reason of ownership of such Shares.

     20. COUNTERPARTS. This Agreement may be executed in multiple counterparts all of which counterparts together shall constitute one agreement. Upon execution of this Agreement and the establishment of the voting trust created herein, the Trustee shall cause a copy of this Agreement to be filed in the registered office of the Corporation in the State of Delaware and the Agreement shall be open to inspection in the manner provided for inspection under the laws of the State of Delaware.

     21. CHOICE OF LAW. This Agreement is intended by the parties to be a voting trust agreement under Section 218 of the General Corporation Law of the State of Delaware and shall be governed and construed in accordance with the laws of the State of Delaware.

     22. BOND. The Trustee shall not be required to provide any bond to secure the performance of his duties hereunder.

     23. RELIANCE. The Trustee, the signatories hereto and each Holder acknowledge that DLJ will rely on this Agreement in complying with the federal securities laws. The Trustee acknowledges that DLJ will rely on the Trustee abiding by the terms of this Agreement, including, without limitation, that (x) the Trustee will vote the Deposited Shares in its sole and absolute discretion and will not consult with any DLJ Affiliate regarding the voting of such Shares and (y) the Trustee will not consent to any amendment or waiver of this Agreement prohibited by Section 24 hereof whether or not such amendment or waiver is approved by each of the parties hereto and the Holders. DLJ will cause each Control Affiliate to perform the covenants hereof that are applicable to Control Affiliates.

     24. AMENDMENTS AND WAIVER. This Agreement may not be amended or waived in any material respect unless DLJ shall have delivered to the Trustee an opinion (in relying on which the Trustee shall be fully protected) of independent nationally recognized counsel who are experts in matters involving the federal securities law, that, immediately after such amendment or waiver, no DLJ Affiliate will be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act. Subject to the foregoing, this Agreement may be amended with the written consent of the Trustee, DLJ and the Majority Holders, and if so amended then this Agreement (as so amended) shall bind all of the parties hereto and all of the Holders.

     25. SEVERABILITY. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     EXECUTED as of the date and year first above written.

NORWEST BANK INDIANA, N.A.

By:             /s/ Marian L. Steffen
    Name:       Marian L. Steffen
    Title:      Assistant Vice President
    Address:    Corporate Trust Department
                Norwest Bank Indiana, N.A.
                11 East Wayne Street
                Fort Wayne, IN  46802
                MAC N8622-033
    Attention:  Melvin W. Bredemeier
    Telephone:  219-461-6496
    Facsimile:  219-461-6480


DONALDSON, LUFKIN & JENRETTE, INC.

By:               /s/ Lucia D. Swanson
      Name:       Lucia D. Swanson
      Title:      Senior Vice President
      Address:    277 Park Avenue
                  New York, New York  10172
      Attention:  Lucia Swanson, Esq.
      Telephone:  212- 892-3280
      Facsimile:  212-892-8215

SPROUT VENTURE CAPITAL, L.P.

By:  DLJ CAPITAL CORPORATION
     Its: Managing General Partner
          By:           /s/ Arthur S. Zuckerman
                Name:       Arthur S. Zuckerman
                Title:      Vice President
                Address:    277 Park Avenue
                            New York, New York  10172
                Attention:  Arthur S. Zuckerman
                Telephone:  212-892-4866
                Facsimile:  212-892-3444


SPROUT CAPITAL VIII, L.P.

By:  DLJ CAPITAL CORPORATION
     Its:  Managing General Partner
           By:              /s/ Arthur S. Zuckerman
                Name:       Arthur S. Zuckerman
                Title:      Vice President
                Address:    277 Park Avenue
                            New York, New York  10172
                Attention:  Arthur S. Zuckerman
                Telephone:  212-892-4866
                Facsimile:  212-892-3444


DLJ ESC II, L.P.

By:   DLJ LBO PLANS MANAGEMENT CORPORATION
      Its:  Manager
            By:              /s/ Arthur S. Zuckerman
                Name:        Arthur S. Zuckerman
                Title:       Vice President
                Address:     277 Park Avenue
                             New York, New York  10172
                Attention:   Arthur S. Zuckerman
                Telephone:   212-892-4866
                Facsimile:   212-892-3444

DLJ CAPITAL CORPORATION

By:  /s/ Arthur S. Zuckerman
     Name:       Arthur S. Zuckerman
     Title:      Vice President
     Address:    277 Park Avenue
                 New York, New York  10172
     Attention:  Arthur S. Zuckerman
     Telephone:  212-892-4866
     Facsimile:  212-892-3444

                               SCHEDULE A
                            (Initial Deposit)

       Name                                    Shares Deposited

Sprout Venture Capital, L.P.                               0

Sprout Capital VIII, L.P.                          4,863,715

DLJ ESC II, L.P.                                   1,136,079

Sprout Growth II, L.P.                             2,583,906

The Sprout CEO Fund, L.P.                                  0

DLJ Capital Corporation                                    0

Total                                              8,583,700

                             SCHEDULE B

                       TRANSFER INSTRUCTIONS

SPROUT VENTURE CAPITAL, L.P.

All payments shall be made by check mailed to:

    Sprout Capital, L.P.
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

SPROUT CAPITAL VIII, L.P.

All payments shall be made by check mailed to:

    Sprout Capital VIII, L.P.
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

DLJ ESC II, L.P.

All payments shall be made by check mailed to:

    DLJ ESC II, L.P.
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

THE SPROUT CEO FUND, L.P.

All payments shall be made by check mailed to:

    The Sprout CEO Fund, L.P.
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

SPROUT GROWTH II, L.P.

All payments shall be made by check mailed to:

    The Sprout CEO Fund, L.P.
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

DLJ CAPITAL CORPORATION

All payments shall be made by check mailed to:

    DLJ Capital Corporation
    277 Park Avenue, 20th Floor
    New York, NY  10172
    Attention:  Arthur S. Zuckerman

THE TRANSFER OF THIS VOTING TRUST CERTIFICATE IS SUBJECT TO TERMS AND CONDITIONS SET FORTH IN THE VOTING TRUST AGREEMENT DATED AS OF NOVEMBER 18,1999, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF VIEWLOGIC SYSTEMS, INC., A DELAWARE CORPORATION (THE "CORPORATION"). SUCH COPY IS OPEN TO INSPECTION DAILY DURING BUSINESS HOURS BY ANY STOCKHOLDER OF THE CORPORATION OR ANY BENEFICIARY OF THE VOTING TRUST CREATED PURSUANT TO SUCH VOTING TRUST AGREEMENT.

                             VIEWLOGIC SYSTEMS, INC.

                            VOTING TRUST CERTIFICATE

Certificate No. _____                              No. of Shares:_______ shares
                                              of Common Stock, par value
                                                         $.001 per share

     This certifies that __________________________ (the "Holder") has transferred to the undersigned Trustee or is otherwise the beneficial owner of the above-stated number of Shares (as defined in the Voting Trust Agreement referred to below) of Viewlogic Systems, Inc., a Delaware corporation (the "Corporation"), to be held by the Trustee pursuant to the terms of the Voting Trust Agreement dated as of _____________________, 1999 (the "Voting Trust Agreement"), a copy of which agreement has been delivered to the above-named Holder and filed in the registered office of the Corporation in the State of Delaware. The Holder, or its registered assigns, will be entitled (i) to receive payments equal to any and all cash dividends collected by the Trustee on the above-stated number of Shares, (ii) to receive all other dividends or distributions except to the extent that property received is required to be deposited in the trust created by the Voting Trust Agreement, and (iii) to receive a certificate or certificates representing that number of Shares on the termination of the Voting Trust Agreement, in accordance with its provisions.

     This Voting Trust Certificate is transferable on the books maintained by the Trustee at the principal of office of the Trustee by the registered holder hereof in person or by duly authorized attorney, and upon surrender hereof; and until so transferred the Trustee may treat the registered holder hereof as the absolute owner hereof for all purposes

     The Holder and each subsequent registered holder hereof, by the acceptance of this Voting Trust Certificate, agrees to be bound by all of the provisions of the Voting Trust Agreement as fully as if its terms were set forth in this Voting Trust Certificate.

     EXECUTED this ______ day of __________________, 1999


------------------------------
as Trustee

By:
     --------------------------------
     Name:
     Title:

          [Form of Assignment for Reverse of Voting Trust Certificate]

    For value received, hereby sells, assigns, and transfers unto the within Voting Trust Certificate and all rights and interests represented thereby, and does hereby irrevocably constitute and appoint attorney to transfer such Voting Trust Certificate on the books of the within-named Trustee with full power of substitution in the premises.

                                Date:
                                       --------------------------------

                                Signed:
                                         ------------------------------